Exhibit 99.3

CLAUDE RESOURCES INC.

Proxy

Solicited by Management for the

Annual and Special Meeting of Shareholders

to be held on May 7, 2015

The undersigned shareholder of Claude Resources Inc. (the "Corporation") hereby appoints Brian R. Booth, a Director and the Chair of the Corporation, or failing him, a Director of the Corporation, or instead of either of the foregoing, __________________________________, as proxy, with power of substitution, to attend, act and vote all shares in the capital of the Corporation registered in the name of the undersigned for and on behalf of the undersigned at the Annual and Special Meeting (the "Meeting") to be held on May 7, 2015 at 10:00 a.m. (Saskatoon time) at the Saskatoon Club, Upper Lounge, 417 - 21st Street East, Saskatoon, Saskatchewan, and at any adjournment or adjournments thereof, and the undersigned hereby revokes any prior proxy made by the undersigned for the said Meeting or adjournment or adjournments thereof.

The said proxy is instructed to vote as specified below:

1.	Election of Directors

To elect as a director of the Corporation:

Brian R. Booth, P.Geo.	☐ FOR	☐ WITHHOLD
Rita M. Mirwald, C.M.	☐ FOR	☐ WITHHOLD
Patrick G. Downey, B.Sc., P.Eng.	☐ FOR	☐ WITHHOLD
Arnold Klassen, CPA, CA	☐ FOR	☐ WITHHOLD
Brian N. Skanderbeg, P.Geo.	☐ FOR	☐ WITHHOLD

2.	Appointment of Auditor	☐ FOR	☐ WITHHOLD

Appointment of KPMG LLP, Chartered Professional Accountants, as auditor of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.

3.	Shareholder Rights Plan	☐ FOR	☐ AGAINST

To consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying information circular, to confirm and approve the continuation of the shareholder rights plan of the Corporation and the amended and restated shareholder rights plan agreement.

4.	Advance Notice Policy	☐ FOR	☐ AGAINST

To consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying information circular, to confirm the Corporation’s advance notice policy.

On any ballot that may be called for the shares represented by this proxy will be voted or withheld from voting in accordance with any instructions indicated above. UNLESS A CONTRARY INSTRUCTION IS INDICATED, THIS PROXY WILL BE VOTED AT THE MEETING IN FAVOUR OF THE MATTERS REFERRED TO ABOVE.

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this proxy is proposed at the Meeting or at any adjournment thereof, or if any other matters properly come before such Meeting or any adjournment thereof, this proxy confers discretionary authority on the person voting the proxy to vote on any such amendment or variation or such other matters according to the best judgement of the person voting the proxy. As of the date of the Notice of Meeting which accompanies this proxy, the persons named herein know of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting which accompanies this proxy.

DATED this ______ day of _______________________, 2015.

Signature of Shareholder	Name (Please Print)

Number of Shares

NOTES:

1.     This proxy must be dated and signed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, this proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized. If the proxy is not dated it shall be deemed to bear the date on which it was mailed by the Corporation.

2.     A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, as his nominee to attend and act for him or on his behalf at the Meeting. To exercise such right, the shareholder should insert the name of his nominee in the blank space provided for that purpose or complete another form of proxy. In order for this proxy to be effective, it must be received by the Corporation at Valiant Trust Company, 310, 606 - 4th Street SW, Calgary, AB T2P 1T1 or at Suite 200, 219 Robin Crescent, Saskatoon, Saskatchewan, S7L 6M8, not less than 48 hours prior to the time of the Meeting or any adjournment thereof.

3.     You may use the internet site at https://proxy.valianttrust.com to transmit your voting instructions. You should have this form of proxy in hand when you access the web site. You will be prompted to enter your Control Number, which is located on this Form of Proxy. If you vote by internet, your vote must be received not later than 10:00 a.m. (Calgary time) on May 5, 2015 or 48 hours prior to the time of any adjournment of the Meeting.

This website may be used to appoint a proxy holder (the “proxy holder”) to attend and vote on your behalf at the Claude Resources Inc.'s Meeting and to convey your voting instructions. Complete proxy instructions are found in the Information Circular. Please note that if you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions, you may resubmit their proxy, prior to the cut off time noted above. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is submitted within the timeframe noted above.